UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60564/August 25, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13545

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|  |  |
|---|---|
| In the Matter of | : |
|  | : ORDER MAKING FINDINGS AND |
| HARVARD SCIENTIFIC CORP., | : REVOKING REGISTRATIONS BY |
| HATHAWAY CORP., | : DEFAULT |
| HEALTHCARE SOFTWARE, INC., | : |
| HEARTLAND TECHNOLOGY, INC., | : |
| HEDMAN RESOURCES, LTD., | : |
| HEMDALE COMMUNICATIONS, INC., and | : |
| HEMOKINETICS, INC. | : |

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 10, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to Respondents by July 23, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired and no Answers have been received.

On August 5, 2009, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies to this Order have been received and the time for replying has also expired. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

Harvard Scientific Corp. (CIK No. 1006598) (Harvard Scientific) is a permanently revoked Nevada corporation located in Oakland Park, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Harvard Scientific is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2001, which reported a net loss of $34,578 for the prior three months. On February 15, 2001, an involuntary Chapter 11 petition was filed against Harvard Scientific in the U.S. Bankruptcy Court for the District of Nevada. The case was converted to a Chapter 7 proceeding on January 23, 2002, and it was terminated on January 12, 2004. On December 11, 2001, Harvard Scientific filed a Chapter 11 petition in the

U.S. Bankruptcy Court for the Southern District of Florida, and the case was terminated on January 18, 2002. As of July 7, 2009, the company's stock (symbol VGENQ) was traded on the over-the-counter markets.

Hathaway Corp. (CIK No. 1093288) (Hathaway) is a revoked Nevada corporation located in Idabel, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hathaway is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $1,700 for the prior three months.

Healthcare Software, Inc. (CIK No. 1088758) (Healthcare Software), is a permanently revoked Nevada corporation located in Celebration, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Healthcare Software is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of $6,739 for the prior six months.

Heartland Technology, Inc. (CIK No. 831115) (Heartland Technology), is a void Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(b). Heartland Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2001, which reported a net loss of $12 million for the prior twelve months. On June 15, 2005, Heartland Technology filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois. The case was terminated on December 19, 2007. As of July 7, 2009, the company's stock (symbol HDTCQ) was traded on the over-the-counter markets.

Hedman Resources, Ltd. (CIK No. 1009388) (Hedman), is an Ontario corporation located in Lively, Ontario, Canada, with a class of securities and warrants registered with the Commission pursuant to Exchange Act Section 12(g). Hedman is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F registration statement on November 5, 1996, which reported a net loss of $468,579 (Canadian) for the year ended July 31, 1995. As of July 7, 2009, the company's stock (symbol HDMRF) was traded on the over-the-counter markets.

Hemdale Communications, Inc. (CIK No. 847469) (Hemdale), is a void Delaware corporation located in Pompano Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hemdale is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1994. On December 11, 1995, Hemdale filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California. The case was converted to Chapter 7, and it was terminated on September 30, 1999. As of July 7, 2009, the company's stock (symbol HEMD) was traded on the over-the-counter markets.

Hemokinetics, Inc. (CIK No. 351297) (Hemokinetics), is a revoked District of Columbia corporation located in Madison, Wisconsin, with a class of securities registered with the

Commission pursuant to Exchange Act Section 12(g).  Hemokinetics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1996.

As discussed in more detail above, all of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).  Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.  Rule 13a-16 requires certain foreign private issuers to furnish quarterly and other material reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Harvard Scientific Corp., Hathaway Corp., Healthcare Software, Inc., Heartland Technology, Inc., Hedman Resources, Ltd., Hemdale Communications, Inc., and Hemokinetics, Inc., are revoked.

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James T. Kelly
Administrative Law Judge